SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 7, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes___ No X


Enclosure:   Investor Relations Release dated May 6, 2002: "Novartis steps up
             US research investment, opening Cambridge, Massachusetts Biomedical
             Research Center."


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NOVARTIS [LOGO]            Investor Relations       Novartis International AG
                                                    CH-4002 Basel
                                                    Switzerland
                                                    Karen J Huebscher, PH.D.
                                                    Tel +41 61 324 8433
                                                    Nafida Bendali
                                                    Tel +41 61 324 3514
                                                    Sabine Moravi, MBA
                                                    Tel + 41 61 324 8989
                                                    Silke Zenter
                                                    Tel +41 61 324 8612
                                                    Francisco Bouzas
                                                    Tel +41 61 324 8444
                                                    Fax + 41 61 324 8844
                                                    Internet Address:
                                                    http://www.novartis.com

--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------
Novartis steps up US research investment, opening Cambridge, Massachusetts Biomedical Research Center

New leadership and structure for Novartis Global Research Operations

o Novartis organizes its worldwide research activities under the umbrella of the Novartis Institutes for Biomedical Research (NIBR)
o The Novartis Institute for Biomedical Research Inc. (NIBRI) with initially 400 new positions will be created in Cambridge, Massachusetts, with a planned expansion to 900 top scientists
o Leading researcher Mark Fishman, M.D., Professor of Medicine, Harvard Medical School, Chief, Cardiology Division, and Director of Cardiovascular Research at Massachusetts General Hospital, joins as worldwide head of the Novartis Institutes for Biomedical Research
o Global research leadership to be located in Cambridge, close to top scientific talent, leading academic institutions and hospital network
o Long-term commitment to advancing medical research for patients through novel discovery approaches, integration of cutting-edge technologies and attraction of best-in-class scientists

Basel/Cambridge, 6 May 2002 - Novartis announced today significant elements of its new research strategy with the establishment of the Novartis Institute for Biomedical Research, Inc. (NIBRI) in Cambridge, Massachusetts. All worldwide research activities performed in Europe, the US and Japan will be led out of Cambridge by its new head, Mark Fishman, M.D., currently Professor of Medicine, Harvard Medical School, Chief of Cardiology and Director of Cardiovascular Research at Massachusetts General Hospital.

The new research facility in Cambridge, Massachusetts, will open with an initial 255 000 square feet of lab and office space and room for 400 scientists and technology experts, and starting investment of USD 250 million. Novartis is planning to expand the Cambridge site, creating one of the most important research campuses in the world, focusing on the discovery of new drugs for diabetes, cardiovascular, and infectious diseases, using integrated high-throughput technologies. The magnitude and quality of Novartis' research endeavors and the investment in Cambridge will enhance the company's ranking as one of the world's premier R&D forces, and strengthen its position as a leader in pharmaceutical innovation.

According to Daniel Vasella, M.D., Chairman and CEO of Novartis AG, "Launching a new research strategy and aligning our research under the leadership of a top scientist will enhance the quality of our science and of our discovery efforts and further our ability to provide innovative drugs for patients around the world. Our establishment of NIBRI in Cambridge, in the midst of one of the world's most impressive pools of scientific talent and academic institutions, will help attract the best researchers and increase

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research productivity by capitalizing on the vast increase in therapeutic targets stemming from the sequencing of the human genome.

Dr. Mark Fishman joins Novartis as President of the Novartis Institute for Biomedical Research Inc. from the position of Professor of Medicine, Harvard Medical School, Chief, Cardiology Division, and Director of Cardiovascular Research at Massachusetts General Hospital. Fishman's work changed the way research is performed in the developmental biology of the cardiovascular system by his introduction of the Zebra fish as a new model organism, particularly well suited to gene discovery for heart and vessel development. These findings have important implications for understanding new genes and pathways and the progression of human disease. Dr. Fishman will also serve as a member of Novartis' Executive Committee.

In welcoming Novartis to the "biotechnology state," Senator Edward Kennedy (D-MA) said "Novartis will be a significant new resource for the city of Cambridge, and for all the people of Massachusetts. Novartis' strong desire to be in Cambridge further strengthens Kendall Square as being the epicenter of the biotech world. In addition to bringing new jobs and growth to the area, today's announcement of the Novartis Institute for Biomedical Research, the largest centralized research facility in the world, means a strong commitment to providing new hope and new cures to the millions of families living with disease."

"Investments, such as the one Novartis is revealing today to establish NIBRI Cambridge, provide hope to patients that new medicines, such as Novartis' novel drug Glivec/Gleevec, which has helped so many patients, will be even further accelerated in their discovery and development, bringing new treatments to those who are suffering with some of today's most life-threatening diseases," said Norman Scherzer, head of the Life Raft Gastrointestinal Stromal Tumor (GIST) patient group.

Paul Herrling, Ph.D., current Head of Novartis Research, will assume the position of Head of Corporate Research, and maintain direct responsibility for The Novartis Institute for Tropical Diseases and the Friedrich Miescher Institute, and serve on several boards of research institutions. Alex Matter, M.D., current Head of Oncology Research, who led the team that discovered Glivec/Gleevec, is being promoted to the position of Global Head of Translational Research and Head of the Novartis Institute for Biomedical Research in Basel.

Novartis, which obtained a higher number of US approvals for new molecular entities than any competitor during the past two years, bringing its total to nine such approvals in 2000 and 2001, and 15 approvals worldwide in 2001, is widely recognized for having one of the industry's most impressive pipelines. The long-term investment in the NIBRI campus, the bringing in of top research talent, under the leadership of Dr. Mark Fishman, and the establishment of a Cambridge campus, as well as the expansion underway in Switzerland, will ensure that the company's strategic focus on innovation and lead in R&D is maintained.

Details of NIBRI will be unveiled today at a press conference in Cambridge, Massachusetts that includes remarks by Massachusetts Senator Edward Kennedy and Novartis executives. Press Conference: Monday, 6 May 2002, 2:00pm EST (8:00pm
CET).

A live webcast of the press conference may be accessed through a link on the Novartis homepage at www.novartis.com. An archived version of the webcast will be available on the website immediately following the announcement.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Novartis AG


Date:    May 7, 2002                           By:  /s/ Raymund Breu
                                                    ---------------------------

                                               Name:    Raymund Breu
                                               Title:   Chief Financial Officer